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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                                   ----------

                             CMS ENERGY CORPORATION
                       (Name of Subject Company (issuer))

                             CMS ENERGY CORPORATION
                            (Name of Filing Persons)
                                    (Issuer)

                  4.50% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                    (LIQUIDATION PREFERENCE $50.00 PER SHARE)
                         (Title of Class of Securities)

                                    125896803
                      (CUSIP Number of Class of Securities)

                               ROBERT C. SHROSBREE
                            ASSISTANT GENERAL COUNSEL
                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                                 (517) 768-7323
                                       AND
                                 THOMAS J. WEBB
                            EXECUTIVE VICE PRESIDENT
                           AND CHIEF FINANCIAL OFFICER
                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                                 (517) 788-1030
                      (Name, address, and telephone numbers
                    of persons authorized to receive notices
                          on behalf of filing persons)

                            CALCULATION OF FILING FEE

                 TRANSACTION VALUATION *  AMOUNT OF FILING FEE **
                 -----------------------  -----------------------
                      $250,000,000              $31,675.00

* For the purpose of calculating the filing fee only, this amount is based on the exchange for all 5,000,000 issued and outstanding shares of 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share) for 5,000,000 new shares of 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share).
** Previously paid.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid:
                                             -------------------------------
                      Form or Registration No.:
                                               -----------------------------
                      Filing Party:
                                   -----------------------------------------
                      Date Filed:
                                 -------------------------------------------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO originally filed with the Securities and Exchange Commission on November 9, 2004 and amended by Amendment No. 1 thereto filed on November 29, 2004 (as so amended, the "Schedule TO") by CMS Energy Corporation, a Michigan corporation ("CMS Energy"), relating to the offer to exchange (the "Exchange Offer") up to 5,000,000 shares of CMS Energy's 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share) (the "New Preferred Stock") for a like number of shares of CMS Energy's issued and outstanding 4.50% Cumulative Convertible Preferred Stock (liquidation preference $50.00 per share) (the "Old Preferred Stock") from the registered holders thereof upon the terms and subject to the conditions contained in the Offering Memorandum dated November 9, 2004 (the "Offering Memorandum") and the related Letter of Transmittal, which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Memorandum and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits
(12)(a)(1) and (12)(a)(2), respectively.

The information in the Offering Memorandum and the Letter of Transmittal as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

         On December 10, 2004, CMS Energy issued a press release announcing the results of the Exchange Offer, which expired on December 9, 2004. A copy of this press release is filed as Exhibit (12)(a)(7).

ITEM 12. EXHIBITS.

         Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit.

         (a)(7) Press Release, dated December 10, 2004.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




/s/ Thomas J. Webb
--------------------------------
(Name) Thomas J. Webb
(Title) Executive Vice President
           Chief Financial Officer


December 10, 2004
--------------------------------
(Date)




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